FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                                 August 01, 2006

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: August 01, 2006
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary






                        BLOCK LISTING SIX MONTHLY RETURN



Information provided on this form must be typed or printed electronically.



To:  The FSA



Date: 1 August 2006

Name of applicant:                                         Smith & Nephew plc

Name of scheme:                                            1985 Executive Share Option Scheme

Period of return:                           From:          23 January 2006        To:        23 July 2006
Balance under scheme from previous return:                 85,000

The amount by which the block scheme has been increased,   N/A
if the scheme has been increased since the date of the
last return:

Number of securities issued/allotted under scheme during   35,897
period:

Balance under scheme not yet issued/allotted at end of     49,103
period

Number and class of securities originally listed and the   85,000 Ordinary Shares of US$ 20 cents each listed on 23
date of admission                                          January 2006

Total number of securities in issue at the end of the      941,611,172 ordinary shares of US$ 20 cents each
period


Name of contact:                                           Phil Higgins
Address of contact:                                        15 Adam Street, London, WC2N 6LA
Telephone number of contact:                               0207 960 2228



SIGNED BY   Paul Chambers, Company Secretary



for and on behalf of



Smith & Nephew plc





If you knowingly or recklessly give false or misleading information you may be liable to prosecution.



                        BLOCK LISTING SIX MONTHLY RETURN



Information provided on this form must be typed or printed electronically.



To:  The FSA



Date: 1 August 2006

Name of applicant:                                         Smith & Nephew plc

Name of scheme:                                            1990 International Executive Share Option Scheme

Period of return:                           From:          23 January 2006        To:        23 July 2006

Balance under scheme from previous return:                 1,850,000

The amount by which the block scheme has been increased,   N/A
if the scheme has been increased since the date of the
last return:

Number of securities issued/allotted under scheme during   230,605
period:

Balance under scheme not yet issued/allotted at end of     1,619,395
period

Number and class of securities originally listed and the   1,850,000 ordinary shares of US$ 20 cents each on 23 January
date of admission                                          2006

Total number of securities in issue at the end of the      941,611,172 ordinary shares of US$ 20 cents each
period


Name of contact:                                           Phil Higgins
Address of contact:                                        15 Adam Street, London, WC2N 6LA
Telephone number of contact:                               0207 960 2228



SIGNED BY   Paul Chambers, Company Secretary



for and on behalf of



Smith & Nephew plc





If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

                        BLOCK LISTING SIX MONTHLY RETURN



Information provided on this form must be typed or printed electronically.



To:  The FSA



Date: 1 August 2006

Name of applicant:                                         Smith & Nephew plc

Name of scheme:                                            1991 Overseas Employee Share Option Scheme

Period of return:                           From:          23 January 2006        To:        23 July 2006

Balance under scheme from previous return:                 27,500

The amount by which the block scheme has been increased,   N/A
if the scheme has been increased since the date of the
last return:

Number of securities issued/allotted under scheme during   0
period:

Balance under scheme not yet issued/allotted at end of     27,500
period

Number and class of securities originally listed and the   27,500 ordinary shares of US$ 20 cents each originally
date of admission                                          listed on 23 January 2006

Total number of securities in issue at the end of the      941,611,172 ordinary shares of US$ 20 cents each
period


Name of contact:                                           Phil Higgins

Address of contact:                                        15 Adam Street, London, WC2N 6LA

Telephone number of contact:                               0207 960 2228



SIGNED BY   Paul Chambers, Company Secretary

for and on behalf of



Smith & Nephew plc





If you knowingly or recklessly give false or misleading information you may be liable to prosecution.



                        BLOCK LISTING SIX MONTHLY RETURN



Information provided on this form must be typed or printed electronically.



To:  The FSA



Date: 1 August 2006

Name of applicant:                                         Smith & Nephew plc

Name of scheme:                                            2001 UK Approved Share Option Scheme

Period of return:                           From:          23 January 2006        To:        23 July 2006

Balance under scheme from previous return:                 500,000

The amount by which the block scheme has been increased,   N/A
if the scheme has been increased since the date of the
last return:

Number of securities issued/allotted under scheme during   10,700
period:

Balance under scheme not yet issued/allotted at end of     489,300
period

Number and class of securities originally listed and the   500,000 ordinary shares of US$ 20 cents each listed on 23
date of admission                                          January 2006

Total number of securities in issue at the end of the      941,611,172 ordinary shares of US$ 20 cents each
period


Name of contact:                                           Phil Higgins
Address of contact:                                        15 Adam Street, London, WC2N 6LA
Telephone number of contact:                               0207 960 2228



SIGNED BY   Paul Chambers, Company Secretary



for and on behalf of



Smith & Nephew plc




If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


                        BLOCK LISTING SIX MONTHLY RETURN



Information provided on this form must be typed or printed electronically.



To:  The FSA



Date: 1 August 2006

Name of applicant:                                         Smith & Nephew plc

Name of scheme:                                            2001 UK Unapproved Share Option Scheme

Period of return:                           From:          23 January 2006        To:        23 July 2006

Balance under scheme from previous return:                 1,000,000

The amount by which the block scheme has been increased,   N/A
if the scheme has been increased since the date of the
last return:

Number of securities issued/allotted under scheme during   87,817
period:

Balance under scheme not yet issued/allotted at end of     912,183
period

Number and class of securities originally listed and the   1,000,000 ordinary shares of US$ 20 cents each listed on 23
date of admission                                          January 2006

Total number of securities in issue at the end of the      941,611,172
period


Name of contact:                                           Phil Higgins
Address of contact:                                        15 Adam Street, London, WC2N 6LA
Telephone number of contact:                               0207 960 2228



SIGNED BY   Paul Chambers, Company Secretary



for and on behalf of



Smith & Nephew plc





If you knowingly or recklessly give false or misleading information you may be liable to prosecution.



                        BLOCK LISTING SIX MONTHLY RETURN



Information provided on this form must be typed or printed electronically.



To:  The FSA



Date: 1 August 2006

Name of applicant:                                         Smith & Nephew plc

Name of scheme:                                            2001 US Share Option Scheme
Period of return:                           From:          23 January 2006        To:        23 July 2006

Balance under scheme from previous return:                 1,500,000

The amount by which the block scheme has been increased,   N/A
if the scheme has been increased since the date of the
last return:

Number of securities issued/allotted under scheme during   440,590
period:

Balance under scheme not yet issued/allotted at end of     1,059,410
period

Number and class of securities originally listed and the   1,500,000 ordinary shares of US$ 20 cents each listed on 23
date of admission                                          January 2006

Total number of securities in issue at the end of the      941,611,172 ordinary shares of US$ 20 cents each
period


Name of contact:                                           Phil Higgins
Address of contact:                                        15 Adam Street, London, WC2N 6LA
Telephone number of contact:                               0207 960 2228



SIGNED BY   Paul Chambers, Company Secretary



for and on behalf of



Smith & Nephew plc





If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


                        BLOCK LISTING SIX MONTHLY RETURN



Information provided on this form must be typed or printed electronically.



To:  The FSA



Date: 1 August 2006

Name of applicant:                                         Smith & Nephew plc

Name of scheme:                                            International Employees Share Option Scheme
Period of return:                           From:          23 January 2006        To:        23 July 2006

Balance under scheme from previous return:                 1,000,000
The amount by which the block scheme has been increased,   N/A
if the scheme has been increased since the date of the
last return:

Number of securities issued/allotted under scheme during   47,942
period:

Balance under scheme not yet issued/allotted at end of     952,058
period

Number and class of securities originally listed and the   1,000,000 ordinary shares of US$ 20 cents each listed on 23
date of admission                                          January 2006

Total number of securities in issue at the end of the      941,611,172 ordinary shares of US$20 cents each
period


Name of contact:                                           Phil Higgins
Address of contact:                                        15 Adam Street, London, WC2N 6LA
Telephone number of contact:                               0207 960 2228



SIGNED BY   Paul Chambers, Company Secretary



for and on behalf of



Smith & Nephew plc





If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


                        BLOCK LISTING SIX MONTHLY RETURN



Information provided on this form must be typed or printed electronically.



To:  The FSA



Date: 1 August 2006

Name of applicant:                                         Smith & Nephew plc

Name of scheme:                                            UK Employee Share Option Scheme

Period of return:                           From:          23 January 2006        To:        23 July 2006

Balance under scheme from previous return:                 1,500,000

The amount by which the block scheme has been increased,   N/A
if the scheme has been increased since the date of the
last return:

Number of securities issued/allotted under scheme during   67,421
period:

Balance under scheme not yet issued/allotted at end of     1,432,579
period

Number and class of securities originally listed and the   1,500,000 ordinary shares of US$ 20 cents each listed on 23
date of admission                                          January 2006

Total number of securities in issue at the end of the      941,611,172
period


Name of contact:                                           Phil Higgins
Address of contact:                                        15 Adam Street, London, WC2N 6LA
Telephone number of contact:                               0207 960 2228



SIGNED BY   Paul Chambers, Company Secretary

for and on behalf of



Smith & Nephew plc





If you knowingly or recklessly give false or misleading information you may be liable to prosecution.